SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2017

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Granada Ampliación
11529 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

“América Móvil informs about a resolution

of the Instituto Federal de Telecomunicaciones”

Mexico City, March 8, 2017. América Móvil, S.A.B. de C.V. ("AMX") [BMV: AMX] [NYSE: AMX | AMOV] [LATIBEX: XAMXL], announces that it received a resolution issued by the Federal Telecommunications Institute (Instituto Federal de Telecomunicaciones or “IFT”) related to its “biennial” evaluation of the asymmetrical regulations imposed on March 2014 to Radiomóvil Dipsa, S.A. de C.V. (“Telcel”), Teléfonos de México, S.A.B. de C.V. (“Telmex”), and Teléfonos del Noreste, S.A. de C.V. (“Telnor”), entities that are part of the denominated “preponderant economic agent” (agente económico preponderante) in the telecommunications sector.

This resolution determines to modify certain asymmetrical regulations, as well as to add new asymmetrical regulations, for mobile and fixed services.

Mobile Services

For mobile services, the main modifications and additions refer to: (a) the inclusion of equivalence of inputs and technical replicability principles applicable to the terms under which wholesale regulated services are provided for the commercialization of mobile services to mobile virtual network operators and to the terms under which wholesale roaming services are provided; (b) the inclusion of an ex-post regulation granting IFT the right to verify the economic replicability of the end users rates with respect to rates applicable to services provided by mobile virtual network operators; and (c) the reinforcement of regulations to guarantee access to information about infrastructure and services related to regulated wholesale services, through the electronic management system (sistema electrónico de gestión).

Fixed Services

For fixed services, the main modifications and additions refer to: (i) the inclusion of equivalence of inputs, technical and economic replicability principles applicable to the terms under which wholesale regulated fixed services are provided, including those applicable to the shared access and use of passive infrastructure and to local loop unbundling; (ii) the inclusion of a regulation granting IFT the right to verify ex-ante or ex-post the economic replicability of the end users rates; (iii) with respect to rates applicable to wholesale dedicated-link leasing services the costs methodology for the determination of such rates changes from a retail minus methodology to a long-run average incremental costs methodology; (iv) based on costs models, IFT will determine the rates applicable to all wholesale regulated fixed services; (v) the reinforcement of regulations to guarantee access to information about infrastructure and services related to regulated wholesale services, through the electronic management system (sistema electrónico de gestión); and (vi) an order to implement a functional separation of the provision of wholesale regulated fixed services.

Functional Separation

With respect to the functional separation of the provision of wholesale regulated fixed services, the IFT ordered the incorporation of a legal entity independent from Telmex-Telnor that will exclusively provide wholesale services related to local loop (acceso local) and shared access and use of passive infrastructure. All other wholesale services will be provided by a business unit within Telmex-Telnor different from the one that provides telecommunication services to end users. Implementation of the functional separation will be based on a separation plan that will be presented by Telmex-Telnor for IFT approval, under the terms and conditions determined by the IFT.

AMX believes that IFT resolution is not based on an integral evaluation in terms of competition, nor does it consider the profound changes in the Mexican telecommunications sector within three years from the imposition of the asymmetric regulations and the effective competition that exists in mobile and fixed services, which is clearly shown, amongst others, by the significant growth in the consumption of telecommunication services, mainly data. The notified modifications and additions to the regulations violate the concessions and confirm the lack of legal certainty and regulatory predictability in the sector.

AMX is currently reviewing the resolution and analyzing its possible effects on AMX and its subsidiaries. The resolution will be challenged in accordance with applicable law.

This press release contains certain forward-looking statements that reflect the current views and/or expectations of AMX and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. AMX is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 8, 2017

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Alejandro Cantú Jiménez
Name: Title:	Alejandro Cantú Jiménez Attorney-in-fact